                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.   )*
                                           ---

                           PHYSICIANS' SPECIALTY CORP.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
           --------------------------------------------------------
                         (Title of Class of Securities)

                                   718934102
           --------------------------------------------------------
                                 (CUSIP Number)

                          Herschel S. Weinstein, Esq.
                  Dornbush Mensch Mandelstam & Schaeffer, LLP
                                747 Third Avenue
                               New York, NY 10017
                                 (212) 759-3300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               October 21, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                    SCHEDULE 13D
CUSIP No. 718934102                                       Page  2   of  6  Pages
          ---------                                            ---     ---

 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Joseph A. Cohen
     ###-##-####


 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  /X/

 (3) SEC Use Only


 (4) Source of Funds*

     WC, PF, OO

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /

 (6) Citizenship or Place of Organization

     USA

Number of               (7) Sole Voting Power
 Shares                     270,600
Beneficially
Owned by                (8) Shared Voting Power
  Each                      124,100
Reporting
 Person                 (9) Sole Dispositive Power
  With                      270,600

                       (10) Shared Dispositive Power
                            124,100

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     394,700

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /


(13) Percent of Class Represented by Amount in Row (11)

     6.2%

(14) Type of Reporting Person*

     IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of Physicians' Specialty Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5555 Peachtree Dunwoody Road, Suite 235, Atlanta, Georgia 30342.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) The person filing this report is Mr. Joseph A. Cohen (the "Filing Person"). The Filing Person's principal occupation is as a private investor. The Filing Person's business address is c/o The Garnet Group, Inc., 825 Third Avenue, 40th Floor, New York, New York 10022.

(d)-(f) The Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, in each case during the last five years. The Filing Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities which are the subject of this statement were acquired for an aggregate purchase price of $3,477,839.95. The funds used to acquire such securities represented personal funds or working capital of persons or entities whose beneficial ownership of Common Stock may be attributed to the Filing Person as described more fully in Item 5.

ITEM 4.  PURPOSE OF TRANSACTION

         The Filing Person has acquired the Common Stock for investment purposes. Subject to availability at prices deemed favorable, the Filing Person, for investment purposes, may purchase additional shares of Common Stock from time to time in the open market, privately negotiated transactions or otherwise.

         The Filing Person may dispose of the shares of Common Stock held by him, directly or indirectly, in the open market, in privately negotiated transactions or otherwise.


                                    Page 3 or 6

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         Except as set forth above, the Filing Person has no present plans or proposals which would result in or related to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Items 7-11 and 13 of the cover page of this Schedule which relate to the beneficial ownership of shares of Common Stock by the Filing Person are incorporated by reference in response to this item.

         As of January 13, 1998, the Filing Person beneficially owned, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, 394,700 shares of Common Stock of the Company, representing 6.2% of the Company's Common Stock. Such percentage was determined based upon the number of shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

         The Filing Person has sole power to vote (or to direct the vote of) and sole power to dispose of (or to direct the disposition of) 270,600 shares of Common Stock of the Company, comprised of 270,600 shares owned by the Filing Person and various entities of which the Filing Person is the sole trustee, sole general partner, an executive officer or other such person. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the shares of Common Stock owned by such entities. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of certain of such shares.

         The Filing Person has shared power to vote (or to direct the vote of) and to dispose of (or direct the disposition of) an aggregate of 124,100 shares of Common Stock of the Company, comprised of 124,100 shares owned by various individuals and entities through which the Filing Person indirectly possesses the power to vote or dispose of such shares of Common Stock. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the 124,100 shares of Common Stock owned by such persons. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of certain of such shares.

     (c) The following sets forth certain information concerning transactions in the Common Stock by the Filing Person (either directly or indirectly through individuals, corporations and other entities through which the Filing Person possesses the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement. Each transaction is a purchase in the open market:

                                    Page 4 of 6

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                                          DATE OF        NO. OF        PRICE PER
NAME OF PERSON EFFECTING TRANSACTION    TRANSACTION      SHARES          SHARE

Anet Corporation Inc.                    12/10/97        4,000           10.041
Anet Corporation Inc.                    12/18/97        1,000            9.414
Anet Corporation Inc.                    12/31/97        1,100           10.415
Anet Corporation Inc.                    12/31/97        1,700            9.917
Annette Cohen                            12/05/97        5,000           10.416
Annette Cohen                            12/24/97          500            9.165
Annette Cohen                            12/24/97        1,000            9.044
Abie D. Cohen                            12/08/97          400           10.550
Abie D. Cohen                            12/08/97        1,000           10.540
Abie D. Cohen                            12/09/97          900           10.540
Abie D. Cohen                            12/09/97        1,000           10.544
Abie D. Cohen                            12/09/97        1,700           10.540
Abie D. Cohen                            12/09/97        5,000           10.415
Eileen Dahan/Mann                        12/15/97          700            9.373
Joan Jemal                               12/05/97          500           10.078
Jack Mann IRA                            12/15/97          400            9.411
Ramco Enterprises                        11/11/97        5,000           11.050
Ramco Enterprises                        12/15/97       10,000            9.280
Ramco Enterprises                        12/31/97          100           10.300
David Shalom                             12/15/97        3,000            9.281
Joseph & Joyce Shalom                    12/05/97        1,000           10.136
Joseph & Joyce Shalom                    12/05/97        4,000           10.137
Trefoil Garnet Capital Partners, L.P.    11/14/97        5,000            9.128
Trefoil Garnet Capital Partners, L.P.    11/21/97        2,000           10.578
Trefoil Garnet Capital Partners, L.P.    12/10/97       13,200           10.001
Trefoil Garnet Capital Partners, L.P.    12/16/97        3,500            9.092
Trefoil Garnet Capital Partners, L.P.    12/24/97          300            9.745
Trefoil Garnet Capital Partners, L.P.    12/31/97        3,000            9.825

(d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filing Person is not a party to any contract, arrangement, understanding or relationship with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                  Page 5 of 6

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1998

                                         /s/ Joseph A. Cohen
                                       ----------------------------------------





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